SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

GENESYS S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Genesys Conferencing intends to Voluntarily Delist its American Depositary Shares
(ADSs) from the Nasdaq Global Market and to Deregister under the US Securities
Exchange Act of 1934

Vienna, Virginia and Montpellier, France — May 11, 2007 — Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing and collaboration services leader, today announced that it intends to apply for the voluntary delisting of its American Depositary Shares (ADSs) from the Nasdaq Global Market and voluntarily terminate the registration of its securities under the U.S. Securities Exchange Act of 1934.  Following the recent publication of new deregistration rules issued by the U.S. Securities and Exchange Commission, the company expects to make an application for delisting and deregistration before the end of the second quarter of 2007.

The rationale for delisting and deregistration is based on the following:

•                  The majority of Genesys Conferencing’s shares held by U.S. investors are ordinary shares that trade only on  Euronext Paris;

•                  Like many European companies, Genesys Conferencing adopted International Financial Reporting Standards (IFRS) in 2005. The company believes that U.S. GAAP and IFRS are generally equivalent in terms of disclosure and quality of information for investors and that it is unnecessary to continue to publish its accounts under these two different reporting standards;

•                  ADS trading volume has declined since 2001 and accounted for less than 5% of the worldwide average daily trading volume of Genesys Conferencing’s shares in both 2005 and 2006; and

•                  Genesys Conferencing is continuously seeking to optimize its operating costs.

Genesys Conferencing will maintain its American Depositary Receipt (ADR) program as a “level one” program to enable investors to retain their ADRs, which they may trade in the U.S. Over-The-Counter market (OTC).

The delisting and deregistration have no impact on Genesys Conferencing’s primary listing of its ordinary shares on Eurolist by Euronext, Compartment C.

Following the delisting and deregistration, the company will continue to publish English language annual and interim reports, financial statements, press releases and shareholder information, which will be available on its web site (www.genesys.com) in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934.

Genesys Conferencing will maintain and continue to develop its business operations in the United States and considers that U.S. investors are an important part of its investor base and will maintain its relationship with them. As such, the company will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the United States.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organizations worldwide, including more than half of the Fortune Global 500. The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia collaboration solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G. Lazarus

Executive Vice President, Chief Financial Officer
Phone: +1 212-916-8890

Andrew.lazarus@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2007

GENESYS SA

By: /s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer